Exhibit 15.3

Seaway Heavy Lifting Limited

Financial statements

December 31, 2005

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of

Seaway Heavy Lifting Limited

We have audited the accompanying balance sheet of Seaway Heavy Lifting Limited as of December 31, 2004, and the related income statement, statement of changes in equity, and cash flow statement for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards.

International Financial Reporting Standards vary in significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the year ended December 31, 2004 and the determination of equity at December 31, 2004 to the extent summarized in note 21 on page 20 below.

Deloitte Accountants B.V.

Rotterdam, The Netherlands

August 12, 2005

Seaway Heavy Lifting Limited

Income statement

for the year ended

December 31, 2005

	Note	12 months ended December 31 2005 US$	12 months ended December 31 2004 US$	1 month ended December 31 2003 US$	12 months ended November 31 2003 US$
		(unaudited)		(unaudited)	(unaudited)
Revenue	5	74,400,823	69,435,285	4,775,333	47,547,157
Cost of sales		(42,928,146)	(40,034,872)	(2,576,670)	(31,907,880)

Gross profit		31,472,677	29,400,413	2,198,663	15,639,277
Administrative expenses		(5,462,034)	(7,963,938)	(563,348)	(6,523,686)

Operating profit	6	26,010,643	21,436,475	1,635,315	9,115,591
Investment revenues	8	534,073	93,923	4,157	55,961

Profit before tax		26,544,716	21,530,398	1,639,472	9,171,552
Tax	9	(1,166,000)	(3,675,671)	(98,000)	(407,012)

Net profit		25,378,716	17,854,727	1,541,472	8,764,540

The notes on pages 7 to 20 are an integral part of these financial statements.

Seaway Heavy Lifting Limited

Balance sheet

at December 31, 2005

	Note	2005 US$	2004 US$
		(unaudited)
Assets
Non-current assets
Property, plant and equipment	10	449,696	622,390

Current assets
Inventories	11	105,600	179,746
Trade and other receivables	12	5,428,616	1,888,500
Work in progress		189,000	1,124,000
Tax recoverable		—	153,459
Cash and cash equivalents	13	41,295,197	16,372,424

		47,018,413	19,718,129

Total assets		47,468,109	20,340,519

Equity and liabilities
Capital and reserves
Share capital	14	2,178	2,178
Retained earnings		35,079,979	9,701,263

		35,082,157	9,703,441

Current liabilities
Trade and other payables	15	9,284,662	7,620,193
Current tax liabilities		3,101,290	3,016,885

Total liabilities		12,385,952	10,637,078

Total equity and liabilities		47,468,109	20,340,519

The notes on pages 7 to 20 are an integral part of these financial statements.

Seaway Heavy Lifting Limited

Statement of changes in equity

for the year ended

December 31, 2005

	Share capital US$	Retained earnings US$	Total US$
At November 30, 2002/December 1, 2002 (unaudited)	2,178	8,540,524	8,542,702
Dividend relating to 2000, 2001 and 2002	—	(5,000,000)	(5,000,000)
Net profit for the year	—	8,764,540	8,764,540

At November 30, 2003/December 1, 2003 (unaudited)	2,178	12,305,064	12,307,242
Net profit for the period	—	1,541,472	1,541,472

At December 31, 2003/January 1, 2004 (unaudited)	2,178	13,846,536	13,848,714
Dividend relating to 2003 and 2004	—	(22,000,000)	(22,000,000)
Net profit for the year	—	17,854,727	17,854,727

At December 31, 2004/ January 1, 2005	2,178	9,701,263	9,703,441
Net profit for the year	—	25,378,716	25,378,716

At December 31, 2005 (unaudited)	2,178	35,079,979	35,082,157

The notes on pages 7 to 20 are an integral part of these financial statements.

Seaway Heavy Lifting Limited

Cash flow statement

for the year ended

December 31, 2005

	Note	12 months ended December 31, 2005 US$	12 months ended December 31, 2004 US$	1 month ended December 31, 2003 US$	12 months ended November 30, 2003 US$
		(unaudited)		(unaudited)	(unaudited)
Cash flows from operating activities
Profit before tax		26,544,716	21,530,398	1,639,472	9,171,552
Adjustments for:
Depreciation of property, plant and equipment	10	301,974	356,840	29,529	254,030
Interest income	8	(534,073)	(161,970)	(4,157)	(55,199)
Exchange loss/(gain) on corporation tax balance		—	50,210	—	(762)

		26,312,617	21,775,478	1,664,844	9,369,621
Changes in working capital:
Inventories		74,146	32,774	14,280	(162,060)
Trade and other receivables		(3,540,116)	16,310,675	(324,894)	(7,298,682)
Trade and other payables		1,664,469	(3,987,931)	(764,223)	8,285,594
Work in progress		935,000	(1,124,000)	—	—

Cash generated from operations		25,446,116	33,006,996	590,007	10,194,473
Tax paid		(928,136)	(1,200,064)	—	(205,185)

Net cash from operating activities		24,517,980	31,806,932	590,007	9,989,288

Cash flows from investing activities
Interest received		534,073	161,970	4,157	55,199
Purchase of property, plant and equipment	10	(129,280)	(722,775)	—	(398,029)

Net cash used in investing activities		404,793	(560,805)	4,157	(342,830)

Cash flows from financing activities
Dividends paid to company shareholders		—	(22,000,000)	—	(5,000,000)

Net cash outflow from financing activities		—	(22,000,000)	—	(5,000,000)

Increase in cash and cash equivalents		24,922,773	9,246,127	594,164	4,646,458
Cash and cash equivalents at beginning of period/year		16,372,424	7,126,297	6,532,133	1,885,675

Cash and cash equivalents at end of period/year	13	41,295,197	16,372,424	7,126,297	6,532,133

The notes on pages 7 to 20 are an integral part of these financial statements.

Seaway Heavy Lifting Limited

Notes to the financial statements

1	General information

Country of incorporation

The Company was incorporated in Cyprus as a private limited liability company in accordance with the provisions of the Companies Law, Cap. 113. Its registered office is at 284 Arch Makarios III Avenue, Limassol, Cyprus.

Principal activities

The principal activities of the Company are the provision of offshore heavy lifting services.

Change of accounting period

The Board of Directors has decided during 2004 to change the accounting year end from November 30 to December 31 as from 2004. The reason for the change was so that the accounting year is the same as the calendar year which is also the tax fiscal year.

Ultimate parent companies

The company is ultimately owned by Stolt Offshore S.A., registered in Luxemburg (50%) and OAO Lukoil, registered in Moscow, Russian Federation (50%).

2	Adoptions of new and revised International Financial Reporting Standards

In the current year, the Company has adopted all of the new and revised Standards and Interpretations issued by the International Accounting Standards Board (the IASB) and the International Financial Reporting Interpretations Committee (IFRIC) of the IASB that are relevant to its operations and effective for accounting periods beginning on 1 January 2005.

The adoption of these new and revised Standards and Interpretations has resulted in no significant changes to the Company’s accounting policies.

3	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to the periods presented in these financial statements unless otherwise stated.

Seaway Heavy Lifting Limited

3	Summary of significant accounting policies (continued)

Basis of preparation

The financial statements of Seaway Heavy Lifting Limited have been prepared in accordance with International Financial Reporting Standards (IFRS) in force as per December 31, 2005. The financial statements have been prepared under the historical cost convention.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and requires management to exercise its judgment in the process of applying the Company’s accounting policies. It also requires the use of assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates.

Revenue recognition

Revenue from the provision of heavy lifting services is recognized by reference to the stage of completion of the transaction at the balance sheet date and is recognized only when the outcome of the transaction can be estimated reliably.

Interest income is recognized on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity when it is determined that such income will accrue to the Company.

Foreign currency translation

(1)	Measurement currency

The financial statements are prepared in United States dollars (the measurement currency), which is the currency that best reflects the economic substance of the underlying events and circumstances relevant to the Company.

(2)	Transactions and balances

Foreign currency transactions are translated into the measurement currency using the exchange rates prevailing at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

Seaway Heavy Lifting Limited

3	Summary of significant accounting policies (continued)

Tax

Current tax liabilities and assets for the current and prior periods are measured at the amount expected to be paid to or recovered from the taxation authorities using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax is determined using tax rates and laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the Company’s financial statements in the period in which the dividends are approved by the Company’s shareholders.

Property, plant and equipment

All property, plant and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of property, plant and equipment.

Depreciation is calculated on the straight line method to write off the cost of each asset to their residual values, over their estimated useful life. The annual rates used are as follows:

Plant and machinery	3 – 5 years

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Expenditure for repairs and maintenance of property, plant and equipment is charged to the income statement of the year in which it is incurred. The cost of major renovations and other subsequent expenditure are included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Company. Major renovations are depreciated over the remaining useful life of the related asset.

Gains and losses on disposal of property, plant and equipment are determined by comparing proceeds with carrying amount and are included in the income statement.

Seaway Heavy Lifting Limited

3	Summary of significant accounting policies (continued)

Operating leases

Leases where substantially all of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Impairment of assets

Property, plant and equipment are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is the higher of an asset’s net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows. An impairment loss is recognized immediately in the profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined on a first in first out basis and includes transport and handling costs. Net realizable value is the estimated selling price in the ordinary course of business, less the costs of realization and, where appropriate, the cost of conversion from its existing state to a finished condition.

Trade receivables

Trade receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the original effective interest rate. The amount of the provision is recognized in the income statement.

Long-term contracts

The Company uses the percentage of completion method in recognizing profit on long-term contracts. Where the contract is more than 5 per cent completed, and the overall outcome can be assessed with reasonable certainty, profit is recognized according to the stage of completion which is determined by the proportion of actual costs to date to the total estimated costs.

Seaway Heavy Lifting Limited

3	Summary of significant accounting policies (continued)

Where an overall loss is expected on the contract, full provision is made for the entire loss as soon as it is foreseen.

Share capital

Ordinary shares are classified as equity.

Provisions

Provisions are recognised when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Company expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise cash at bank and bank overdrafts. In the balance sheet, bank overdrafts are included in borrowings in current liabilities.

Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year. The income statement has been reclassified for the exchange losses over 2003 and 2004. These costs are no longer presented in the ‘Nett Finance Costs’, and are now included in the ‘Costs of Sales’ for the following amounts: (2003 12 month: USD 704.931) (2003 1 month: USD 2.040) (2004 12 month: USD 601.750). The applicable notes have been changed accordingly.

4	Financial risk management

(1)	Financial risk factors

The Company’s activities expose it to interest rate risk, credit risk, liquidity risk and currency risk arising from the financial instruments it holds. The risk management policies employed by the Company to manage these risks are discussed below.

Seaway Heavy Lifting Limited

4	Financial risk management (continued)

(a)	Interest rate risk

Interest rate risk is the risk that the value of financial instruments will fluctuate due to changes in market interest rates. The Company’s income and operating cash flows are substantially independent of changes in market interest rates. The Company has significant interest-bearing assets and it borrows at variable rates. The Company’s management monitors the interest rate fluctuations on a continuous basis and acts accordingly.

(b)	Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. The Company has no significant concentrations of credit risk. The Company has policies in place to ensure that services are provided to customers with an appropriate credit history and monitors on a continuous basis the ageing profile of its receivables. Cash balances are held with high credit quality financial institutions and the Company has policies to limit the amount of credit exposure to any financial institution.

(c)	Liquidity risk

Liquidity risk is the risk that arises when the maturity of assets and liabilities does not match. An unmatched position potentially enhances profitability, but can also increase the risk of losses. The Company has procedures with the object of minimizing such losses such as maintaining sufficient cash and other highly liquid current assets and by having available an adequate amount of committed credit facilities.

(d)	Currency risk

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s measurement currency. The Company is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Euro and GB£. The Company’s management monitors the exchange rate fluctuations on a continuous basis and acts accordingly.

(2)	Fair values

The fair values of the Company’s financial assets and liabilities approximate their carrying amounts at the balance sheet date.

Seaway Heavy Lifting Limited

5	Revenue

Revenue represents income from the provision of offshore heavy lifting services.

6	Operating profit

The following items have been included in arriving at operating profit:

	12 months ended December 31 2005 US$	12 months ended December 31 2004 US$	1 month ended December 31 2003 US$	12 months ended November 30 2003 US$
	(unaudited)		(unaudited)	(unaudited)
Depreciation of property, plant and equipment (Note 10)	301,974	356,840	29,529	254,030
Operating lease rentals	7,000,000	6,209,666	500,000	6,000,000
Net foreign exchange transaction losses	1,628,592	651,960	2,040	704,169

7	Staff costs

The Company does not have any employees. All personnel costs are recharged by a related company which is responsible for the management of the vessel.

8	Investment activities

	12 months ended December 31 2005 US$	12 months ended December 31 2004 US$	1 month ended December 31 2003 US$	12 months ended November 30 2003 US$
	(unaudited)		(unaudited)	(unaudited)
Interest on Bank balances	534,073	93,923	4,157	55,199

9	Tax

	12 months ended December 31 2005 US$	12 months ended December 31 2004 US$	1 month ended December 31 2003 US$	12 months ended November 30 2003 US$
	(unaudited)		(unaudited)	(unaudited)
Current tax:
Corporation tax	1,166,000	3,675,671	98,000	407,012

Seaway Heavy Lifting Limited

9	Tax (continued)

The tax on the Company’s profit before taxation differs from the theoretical amount that would arise using the applicable tax rates as follows:

	12 months ended December 31 2005 US$	12 months ended December 31 2004 US$	1 month ended December 31 2003 US$	12 months ended November 30 2003 US$
	(unaudited)		(unaudited)	(unaudited)
Profit before tax	26,544,716	21,530,398	1,639,472	9,171,552

Tax calculated at the applicable tax rates	1,171,719	3,675,105	98,000	389,791
Tax effect of expenses not deductible for tax purposes	12,834	758		—
Tax effect of allowances and income not subject to tax	(18,553)	—		(2,007)
Deferred tax not provided	—	9,851		7,419
10% penalty	—	—		11,809
Effect of movement in exchange rates	—	(10,043)		—

Taxation charge	1,166,000	3,675,671	98,000	407,012

In Cyprus the Company has opted to be taxed under the transitional rules until December 31, 2005 and is subject to income tax at the rate of 4,25% for the years up to and including 2005. Thereafter the Company will be subject to corporation tax at the rate of 10%.

The company has also provided for tax in certain other tax jurisdictions where it operates. Applicable tax rates as from 2004 are higher than previous periods as the company is now liable for taxes in higher tax rate jurisdictions.

Seaway Heavy Lifting Limited

10	Property, plant and equipment

	Plant and machinery US$	Leased plant US$	Total 2005 US$	Total 2004 US$	Total 2003 US$
			(unaudited)		(unaudited)
Cost
At January 1/December 1	1,697,880	1,212,026	2,909,906	2,187,131	1,789,102
Additions	129,280	—	129,280	722,775	398,029

At December 31/November 30	1,827,160	1,212,026	3,039,186	2,909,906	2,187,131

Depreciation
At December 1	689,121	1,212,026	1,901,147	1,901,147	1,647,117
Charge for the period	—	—	—	29,529

At December 31/January 1	1,075,490	1,212,026	2,287,516	1,930,676	1,647,117
Charge for the year	301,974	—	301,974	356,840	254,030

At December 31/November 30	1,377,464	1,212,026	2,589,490	2,287,516	1,901,147

Net book amount
At December 31 /November 30	449,696	—	449,696	622,390	285,984

11	Inventories

	2005 US$	2004 US$
	(unaudited)
Fuel – at cost	105,600	179,746

12	Trade and other receivables

	2005 US$	2004 US$
	(unaudited)
Trade receivables	5,428,616	627,263
Less:
Provision for impairment of receivables	—	(235,000)

Trade receivables – net	5,428,616	392,263
Other receivables and prepayments		2,935
Accrued revenue		1,493,302

	5,428,616	1,888,500

Seaway Heavy Lifting Limited

13	Cash and cash equivalents

For the purposes of the cash flow statement, the cash and cash equivalents comprise the following:

	2005 US$	2004 US$
Cash at bank in GBP	509,493	658,960
Cash at bank in EUR	12,595,922	1,239,703
Cash at bank in USD	28,189,782	14,473,761

	41,295,197	16,372,424

14	Share capital

	2005 (unaudited)			2004			2003 (unaudited)
	Number of shares	C£	US$	Number of shares	C£	US$	Number of shares	C£	US$
Authorized
Shares of C£1 each	1 000	1.000		1 000	1.000		1 000	1.000

Issued and fully paid
At year end	1 000	1.000	2.178	1 000	1.000	2.178	1 000	1.000	2.178

15	Trade and other payables

	2005 US$	2004 US$
	(unaudited)
Trade payables	380,074	1,661,408
Payable to related parties (Note 17)	4,704,925	1,669,483
Other payables and accruals	2,043,312	2,848,578
Deferred income	2,156,351	1,440,724

	9,284,662	7,620,193

16	Contingent liabilities

At December 31, 2005 the Company had contingent liabilities in respect of bank guarantees arising in the ordinary course of business from which it is anticipated that no material liability will arise. These guarantees amounted to US$ 2,5 m (2004: US$0,7m).

Seaway Heavy Lifting Limited

17	Commitments

Capital commitments

There are no capital commitments at the end of the year.

Operating lease commitments – where the Company is the lessee

The Company leases the vessel “Stanislav Yudin” under an operating lease. The future minimum lease payments under non-cancelable operating leases are as follows:

	2005 US$	2004 US$
	(unaudited)
Not later than one year	7,000,000	7,000,000
Later than one year and not later than five years	26,541,667	28,000,000
Later than 5 years		5,541,667

	33,541,667	40,541,667

18	Related party transactions

The Company is controlled equally by K & S Baltic Offshore (Cyprus) Limited incorporated in Cyprus and Stolt Offshore BV (formerly named SCS Holdings BV) incorporated in the Netherlands (50% each). The company is ultimately owned by Stolt Offshore S.A., registered in Luxemburg (50%) and OAO Lukoil, registered in Moscow, Russian Federation (50%). All the related companies represent common ownership companies.

Seaway Heavy Lifting Limited

18	Related party transactions (continued)

The following transactions were carried out with related parties:

(i)	Income

	12 months ended December 31 2005 US$	12 months ended December 31 2004 US$	1 month ended December 31 2003 US$	12 months ended November 30 2003 US$
	(unaudited)		(unaudited)	(unaudited)
Income from normal operations (heavy lifting activities) to related parties:
Lukoil Kaliningradmorneft plc	—	—	—	3,796,758
Stolt Offshore Services S.A., France	—	—	417,000	1,201,532

	—	—	417,000	4,998,290

Other related activities, which consists of reimbursement of Owner’s costs of the chartered vessels Neftegaz 66 and Stanislav Yudin:
K & S Baltic Offshore (Cyprus) Limited	5,973,449	6,200,490	63,818	7,933,128

Management believes that heavy lifting activities with related parties were carried out on commercial terms and conditions.

(ii)	Expenses

	12 months ended December 31 2005 US$	12 months ended December 31 2004 US$	1 month ended December 31 2003 US$	12 months ended November 30 2003 US$
	(unaudited)		(unaudited)	(unaudited)
Chartering of vessels Neftegaz 66 and Stanislav Yudin and other related activities, such as equipment rental, victualling, and labor costs:
K & S Baltic Offshore (Cyprus) Limited	12,846,018	13,198,243	1,081,036	10,074,484

Management fees:
Stolt Offshore M.S. Limited, Bermuda	—	1,500,000	125,000	1,500,000
Scansov Offshore (CY) Limited	—	1,500,000	125,000	1,500,000

	—	3,000,000	250,000	3,000,000

Other overhead and project expenses, such as engineering and project management:
Seaway Heavy Lifting Engineering BV	13,074,237	12,451,400	1,001,826	9,096,607

Seaway Heavy Lifting Limited

18	Related party transactions (continued)

Management believe that chartering of vessels and other related activities and management fees payable were carried out on commercial terms and conditions.

(iii)	Year-end balances arising from sales/purchases of goods/services

	31 December 2005 US$	31 December 2004 US$
	(unaudited)
Payable to related parties:
Seaway Heavy Lifting Engineering BV	1,808,668	1,099,669
Stolt Offshore Limited	—	1,327
Stolt Offshore M.S. Limited, Bermuda	—	173,676
K & S Baltic Offshore (Cyprus) Limited	2,896,257	394,811

	4,704,925	1,669,483

(iv)	Credit facilities

The company has credit facilities in place by, or arranged by, the shareholders, for a total amount of 4.500.000 USD

19	Long-term contracts

	2005 US$	2004 US$
	(unaudited)
Contracts in progress at balance sheet date:
Amounts due from contract customers included in trade and other receivables	3,776,600	—
Amounts due to contract customers included in trade and other payables	(2,000,000)	—

	1,776,600

Contract costs incurred plus recognised profits less recognised losses to date	1,986,600	—
Less: progress billing	(210,000)	—

	1,776,600	—

20	Events after the balance sheet date

There were no material post balance sheet events, which have a bearing on the understanding of the financial statements.

Seaway Heavy Lifting Limited

21	US GAAP adjustments

The Financial Statements of Seaway Heavy Lifting Ltd have been prepared in accordance with International Financial Reporting Standards. No reconciling items were identified in order to adjust net profit and equity as reported in accordance with IFRS to those amounts that would be reported in accordance with generally accepted accounting principles in the United States of America.